   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2000


                                                      REGISTRATION NO. 333-45072
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                     AVIRON
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        77-0309686
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                           297 NORTH BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-6500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 C. BOYD CLARKE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                     AVIRON
                           297 NORTH BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-6500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                    COPY TO:
                            ROBERT J. BRIGHAM, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                          PALO ALTO, CALIFORNIA 94306
                                 (650) 843-5000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 11, 2000


PROSPECTUS

                                     AVIRON

                                1,124,872 SHARES
                                  COMMON STOCK


     These shares of common stock are being offered by the selling stockholders, identified in this prospectus. The selling stockholders may sell the shares of common stock in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section entitled "Plan of Distribution" on page 16.


     We are not selling any shares of our common stock under this prospectus and will not receive any portion of the proceeds from the sale of these shares.


     Aviron's common stock is traded on the Nasdaq National Market under the symbol "AVIR". On December 8, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $60.50 per share.


     INVESTING IN SECURITIES ISSUED BY AVIRON INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE DATE OF THIS PROSPECTUS IS                      , 2000

                               TABLE OF CONTENTS


                                                               PAGE
                                                              NUMBER
                                                              ------
WHERE YOU CAN FIND MORE INFORMATION.........................     1
SUMMARY.....................................................     2
THE COMPANY.................................................     2
RISK FACTORS................................................     4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........    14
USE OF PROCEEDS.............................................    14
SELLING STOCKHOLDERS........................................    15
PLAN OF DISTRIBUTION........................................    16
LEGAL MATTERS...............................................    17
EXPERTS.....................................................    17


     You should rely only on the information contained in, or incorporated into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. We own the FluMist trademark in the United States. This prospectus also includes trademarks owned by other parties.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Our Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on March 8, 2000, and amended by a Form 10-K/A filed with the SEC on April 3, 2000 and April 28, 2000;

     2. Our Definitive Proxy Statement dated May 4, 2000, filed with the SEC on May 4, 2000, in connection with our 2000 Annual Meeting of Stockholders;

     3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, filed with the SEC on May 15, 2000, August 11, 2000 and November 14, 2000, respectively;

     4. Our Current Report on Form 8-K dated June 12, 2000, filed with the SEC on June 13, 2000;

     5. Our Current Report on Form 8-K dated October 19, 2000, filed with the SEC on October 19, 2000;

     6. Our Current Report on Form 8-K dated November 2, 2000, filed with the SEC on November 2, 2000; and

     7. The description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on July 16, 1996.

     We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

                                     Aviron
                         Attention: Investor Relations
                           297 North Bernardo Avenue
                            Mountain View, CA 94043
                                 (650) 919-6500

                                    SUMMARY

     This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors appearing under "Risk Factors" and elsewhere in this prospectus.

     The following summary does not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and other information incorporated by reference in this prospectus, before making an investment decision.

                                  THE COMPANY

     We are a biopharmaceutical company focused on the prevention of disease through innovative vaccine technology. We are currently focusing our product development and commercialization efforts on our lead product candidate, FluMist, an investigational intranasal live virus vaccine for influenza. Our goal is to become a leader in the discovery, development, manufacture and marketing of innovative development vaccines. Our vaccine development programs are based both on techniques for producing weakened live virus vaccines and on our proprietary genetic engineering technologies. Live virus vaccines, including those for smallpox, polio, measles, mumps, rubella and chicken pox, have had a long record of preventing disease.

     According to the Centers for Disease Control and Prevention, or CDC, epidemics of influenza occur during the winter months nearly every year and are responsible for an average of approximately 20,000 deaths per year in the United States. Influenza viruses also can cause global epidemics of disease during which rates of illness and death from influenza-related complications can increase dramatically. Influenza viruses cause disease in all age groups. Rates of infection are highest among children, but rates of serious illness and death are highest among persons over age 64, and persons of any age who have medical conditions that place them at high risk for complications from influenza.


     FluMist is designed to prevent influenza. We are developing and are preparing to commercialize FluMist primarily in collaboration with our partner Wyeth Lederle Vaccines, or Wyeth, a business unit of the pharmaceutical division of American Home Products Corporation, or AHP. FluMist has been shown to provide a high protection rate against influenza in Phase 3 clinical trials in children and healthy adults. In a separate trial conducted in healthy working adults, reductions in days of illness, antibiotic use, health resource use and missed work because of illness were observed across several illness definitions. We are in the process of obtaining approval of FluMist from the U.S. Food and Drug Administration, or FDA. On October 31, 2000, as a part of this approval process, we submitted to the FDA our clinical data, together with, among other things, detailed information on the manufacture and composition of FluMist, in the form of a biologics license application, or BLA. Previously in 1998, the FDA notified us that, in order to support a BLA filing for FluMist, we must demonstrate the clinical equivalence between FluMist produced in our new manufacturing facility located in Pennsylvania and FluMist used in our Phase 3 trials, and that we must also provide additional data on manufacturing validation and stability. In June 1999, we reported the results of a clinical trial that we believe demonstrated the required clinical equivalence. We have also recently completed the manufacturing validation exercises, stability studies and documentation we believe necessary to support a BLA for FluMist, and have incorporated the relevant data and information in our recently-submitted BLA.



     We have recently taken a number of steps to prepare for the commercialization of FluMist, including increasing the size and scope of our infrastructure. Also, in October 2000 we leased the facility in the United Kingdom where the bulk manufacturing of FluMist takes place and transferred approximately 100 employees to our United Kingdom subsidiary, in order to have direct control over FluMist's manufacturing operations. In addition we began manufacturing FluMist at commercial scale for use in the 2001-2002 influenza season pending receipt of marketing approval from the FDA.

Also in October 2000, we agreed to acquire the remaining 24 years of a 25-year lease of approximately eight acres of land in the United Kingdom. We intend to utilize an existing 45,000 sq. foot structure on the property to build a new FluMist manufacturing facility.


     Influenza vaccination rates for healthy children are substantially below those for the general population. In addition, the majority of healthy adults currently do not receive the influenza vaccine. We believe that there are significant market opportunities for FluMist in these two populations.

     We believe FluMist can achieve significant market acceptance because:

     - In clinical trials, FluMist provided protection rates as high as 93% in healthy children and 85% in healthy adults;

     - FluMist is a nasal spray which pediatricians, parents and vaccine recipients may find as an attractive new way to prevent influenza;

     - In a large clinical trial, FluMist helped reduce the incidence of middle ear infections in children and the associated antibiotic use;

     - As noted in a recent article in the Journal of Pediatrics, FluMist is a weakened live virus vaccine which triggers an immune response similar to the natural immune response to influenza, while the response to the flu shot is more narrowly focused;

     - FluMist stimulates immunity in the nose and throat, the point of contact for airborne infections such as influenza, as well as in the bloodstream; and

     - FluMist has been administered to more than 13,000 people with no serious adverse events associated with use of the vaccine.


     The current formulation of FluMist requires freezer storage throughout distribution. Because international markets do not have distribution channels well suited to the sale of frozen vaccines, Wyeth has initiated Phase 3 clinical trials outside of the United States for our second generation refrigerator stable, or liquid, formulation of FluMist.


     We also have a number of other vaccines in various stages of development:


     - a parainfluenza virus type 3 vaccine to prevent the most common cause of croup, a respiratory infection in infants, for which we have completed a Phase 2 clinical trial;



     - an Epstein-Barr virus vaccine to prevent infectious mononucleosis for which our collaborative partner, SmithKline Beecham Biologicals S.A., has completed a Phase 1 clinical trial and has initiated a Phase 2 clinical trial; and


     - a vaccine for cytomegalovirus, the leading infectious cause of birth defects, for which clinical testing began during the second quarter of 2000.

     We are also using our proprietary vaccine design technologies to develop new vaccines, including vaccine candidates for herpes simplex virus type 2, the virus responsible for genital herpes, and respiratory syncytial virus, a virus responsible for a severe lower respiratory infection in infants and young children.

     We were incorporated in California in April 1992, and reincorporated in Delaware in November 1996. Our executive offices are located at 297 North Bernardo Avenue, Mountain View, California 94043 and our telephone number is
(650) 919-6500. Aviron's World Wide Web address is http://www.aviron.com. Information contained in our World Wide Web site should not be considered to be part of this prospectus.

                                  RISK FACTORS



     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.



     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment.



     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us, including those described below and elsewhere in this prospectus.



                            RISKS RELATED TO FLUMIST



     The most significant risks we currently face are those related to the development and commercialization of FluMist. All of our potential near-term revenues are dependent on the commercialization of FluMist. Because of the seasonality of influenza, FluMist must be available in the third or fourth quarter of the year for us to achieve revenues for that season. Delay in availability of FluMist in the initial year of commercialization or in subsequent years could cause us to lose revenues for an entire influenza season and require us to raise additional capital to cover the costs of additional research and development, manufacturing and ongoing fixed costs. In addition, we may incur significant losses as a result of our decision to begin manufacturing FluMist at commercial scale for use in the 2001-2002 influenza season before receipt of marketing approval from the United States Food and Drug Administration, or FDA.



IF THE FDA FINDS THAT OUR BIOLOGICS LICENSE APPLICATION, OR BLA, FOR FLUMIST DOES NOT SUPPORT APPROVAL, OR IF ITS INSPECTORS FIND THAT OUR MANUFACTURING FACILITIES ARE NOT ADEQUATE, COMMERCIALIZATION OF FLUMIST MAY BE DELAYED BY ONE OR MORE INFLUENZA SEASONS.



     On October 31, 2000, we submitted a BLA for FluMist to the FDA. If the FDA finds that the validation, clinical or other required data in our BLA is insufficient, the FDA could refuse to accept it for filing or could require corrective action or additional data which could delay or prevent approval. The FDA is likely to inspect each of the facilities involved in manufacturing FluMist. FDA inspectors may find deficiencies in the facilities or processes that may lead to delay in FluMist approval or prevent it from being approved.



     Several key stages of the FluMist manufacturing process take place in a facility located in the United Kingdom. This facility was formerly owned by Celltech Medeva, or Medeva, the international marketing arm of Celltech Group Plc, but has since been acquired by Evans Vaccines Limited, or Evans, a division of PowderJect Pharmaceuticals Plc. In October 2000, we leased from Evans the section of the facility where the manufacture of FluMist takes place so that we can have direct control over the FluMist manufacturing operations. In November 1999, Medeva notified us that it received a warning letter from the FDA regarding the entire facility. Some of the comments in the letter referred to the general utility systems in the facility, such as water and clean steam, which are shared by us and are used to prepare supplies used in the manufacture of FluMist. We have been assured by Evans that it has taken or is taking the necessary steps to bring its systems and facility into compliance, and it is working with the FDA to fulfill that objective. We believe that Evans has taken the necessary steps to bring the relevant general utility systems into compliance. However, we have also begun to implement plans to minimize our dependence on these utilities. Those plans, some of which will require FDA approval, involve the use of supplies, which will reduce our reliance on the shared utility systems at Evans.

     We are initially seeking FDA approval for use of FluMist in healthy children and healthy adults. The FDA may not find our clinical data adequate to support use in any particular group and may exclude any segment of the population. The FDA may request additional clinical data to support the safety or efficacy of FluMist in some or all of those population segments. We may be required to commence and complete additional clinical trials to generate additional data to support product approval for one or more of our target populations, which may lead to substantial delay in FluMist approval or prevent it from being approved for any of those population segments. Moreover, although FluMist has been generally well tolerated in clinical trials to date, we are continuing to conduct clinical trials and cannot exclude the possibility that serious adverse events related to use of the vaccine may occur in the future.



IF WE ARE UNABLE TO PERFORM THE COMPLEX ANNUAL UPDATE OF THE FLUMIST FORMULATION FOR NEW INFLUENZA STRAINS IN A TIMELY MANNER, OUR SALES FOR THAT YEAR WILL BE LIMITED OR WE MAY HAVE NO SALES AT ALL.



     Early each year, the FDA determines which influenza strains will be included in the upcoming season's vaccines. After the FDA selects the strains, we will have approximately six months to include the selected strains and manufacture FluMist for use in the upcoming influenza season. Major factors that may delay availability of FluMist each year are:



     - The FDA may delay its selection of strains for a given influenza season.



     - We may experience difficulty or delay in the technically demanding process we follow each year to update the formulation of FluMist.



     - The FDA could require as a release test a brief clinical trial designed to confirm the safety and/or activity (immune response) of the vaccine including the new strains selected for that particular year.



IF WE HAVE DIFFICULTIES WITH OUR MANUFACTURING PROCESS, WE MAY NOT HAVE SUFFICIENT QUANTITIES OF VACCINE TO ASSURE AVAILABILITY.



     We may not have sufficient quantities of vaccine in time to assure availability for the season due to problems with updated strains or performance of suppliers. Following inoculation with our updated influenza strains, bulk vaccine is harvested from special hens' eggs. We are currently dependent on a single supplier for an adequate and timely supply of eggs.



     We may have difficulty with the blending, filling and packaging of FluMist. The bulk vaccine for three strains of influenza must be diluted and blended together prior to filling the nasal spray device. We depend upon a single supplier for our nasal spray device. We also depend upon our packaging contractor for packaging of the vaccine.



     The FluMist manufacturing process is labor intensive and must be conducted under strict controls and tight timelines. The vaccine is subject to strict quality control testing during all phases of production and prior to release. Any quality control testing failures could lead to a reduction in the available supply of FluMist.



WE DO NOT HAVE EXPERIENCE IN MANUFACTURING FLUMIST AT A SUSTAINED COMMERCIAL SCALE AND MAY ENCOUNTER UNANTICIPATED DIFFICULTIES IN ITS MANUFACTURE.



     We have not yet manufactured FluMist at a sustained commercial scale and may encounter unanticipated difficulties in its manufacture. As anticipated with any business' scaling up, our costs initially will be high. We may not be able to manufacture FluMist as planned and benefit as anticipated from economies of scale. Prior to our October 2000 lease of the Evans manufacturing facility, we had arrangements with an experienced vaccine manufacturer to produce FluMist on a contract basis. Although we leased the manufacturing facility in order to have direct control over the FluMist manufacturing and regulatory approval process, and although we hired the approximately

100 Evans employees who have been responsible for FluMist manufacturing, we have not manufactured FluMist at a sustained commercial scale.



MANUFACTURING CAPACITY IS DIFFICULT TO INCREASE WHICH MAY LEAD TO UNEVEN REVENUE GROWTH.



     We initially may be capacity constrained in our supply of vaccine. Manufacturing capacity is difficult to increase. In order to secure future production capacity, we may extend and expand existing arrangements, collaborate with other third parties, or establish additional manufacturing facilities. Using an alternative supplier or building a new facility would require a substantial amount of funds and additional clinical trials and testing. We cannot be sure that an additional source of supply will be established on a timely basis, or that we will have or be able to obtain funds sufficient for building or equipping a new facility. If we are unable to increase our manufacturing capacity, any annual revenue growth may be uneven.



THE SUCCESS OF FLUMIST IS HIGHLY DEPENDENT ON OUR PARTNER, WYETH LEDERLE, OR WYETH, FOR MARKETING, PROMOTION, SALES AND DISTRIBUTION ACTIVITIES.



     We have entered into an exclusive agreement with Wyeth to co-promote, sell, and distribute FluMist in the United States. We believe that for FluMist to be widely adopted, the efforts of an experienced pharmaceutical sales force are needed. If Wyeth fails to devote appropriate resources to promote, sell, and distribute FluMist, sales of FluMist could be reduced. Distribution of FluMist will be challenging for several reasons. First, influenza vaccine is a seasonal product with a shipping period between August and January. Second, FluMist is a frozen product and must remain frozen under recommended storage conditions prior to use. Although Wyeth has a distribution system that supports frozen vaccines, if it does not manage these distribution challenges our revenues could be reduced. Furthermore, if we do not achieve timely licensure for the sale of frozen FluMist in the United States, then Wyeth has the option to terminate our agreement.



     Wyeth currently participates in the development of a liquid formula of FluMist, which will be important if FluMist is to be accepted outside of the United States. Wyeth will also participate in the manufacturing, promotion, sales and distribution of the liquid formulation. If Wyeth does not devote sufficient resources to the development and commercialization of this formulation, its commercial availability will be delayed.



     If Wyeth breaches or terminates its agreement with us or otherwise fails to conduct their FluMist related activities in a timely manner or if there is a dispute about our or their respective obligations, we may need to seek another partner. If any of these events occurs, revenues associated with milestone payments or FluMist commercialization could be delayed, reduced or be substantially more expensive for us to achieve.



IF MEDICAL ADVISORY BODIES, DOCTORS, AND OTHER HEALTH CARE PROVIDERS DO NOT RECOMMEND FLUMIST ITS MARKET OPPORTUNITY WILL BE LIMITED.



     We believe recommendations from advisory bodies such as the Advisory Committee on Immunization Practices, or ACIP, of the Centers for Disease Control and Prevention, or CDC, and the American Academy of Pediatrics, or AAP, will be important to encourage doctors and other healthcare providers to recommend FluMist. If these bodies do not recommend FluMist, the product's market opportunity will be limited. We will also need to educate doctors and other healthcare advisors of the safety and clinical efficacy of FluMist and its potential advantages over other influenza vaccines.

WHETHER OR NOT DOCTORS, OTHER HEALTH CARE PROVIDERS AND MEDICAL ADVISORY BODIES RECOMMEND FLUMIST, IF THE MARKET DOES NOT ACCEPT FLUMIST, OUR SALES WILL BE REDUCED.



     FluMist acceptance may be limited by a number of factors, including:



     - perceived clinical benefit of competing influenza vaccines, including the flu shot, and other influenza related products;



     - unfavorable publicity concerning other vaccines;



     - pricing of FluMist;



     - difficulties in consumer access to FluMist;



     - reimbursement polices of government and third-party payors;



     - side effects, such as the runny nose, sore throat or fever seen in some clinical trial participants; and



     - the requirement of frozen storage capacity by those distributing and administering the vaccine.



WE FACE COMPETITION FROM COMPANIES WITH SUBSTANTIAL FINANCIAL, TECHNICAL AND MARKETING RESOURCES WHICH COULD SERIOUSLY LIMIT OUR FUTURE REVENUES FROM FLUMIST.



     FluMist will be competing against the flu shot, which is sold by established pharmaceutical companies, including Wyeth, Evans and Aventis-Pasteur, Inc.



     We also operate in a rapidly evolving field. Other companies are working to improve the clinical profile of flu shots. In addition, we are aware of efforts to develop non-injectable influenza vaccines that would be more directly competitive with FluMist. For example:



     - A nasally administered inactivated vaccine is being developed by Biovector Therapeutics, S.A. and Biochem Pharma, Inc. which has been licensed to SmithKline Beecham;



     - A nasally administered inactivated vaccine has been developed by Swiss Serum Berna which has been licensed for sale in Switzerland; and



     - A nasally administered live influenza vaccine has been developed and used in Russia.



     In 1999, the FDA approved two new products for the treatment of influenza: zanamivir and oseltamivir. Zanamivir is marketed as Relenza and is sold by Glaxo Wellcome Plc, and oseltamivir is marketed as Tamiflu and is sold by Roche Holdings AG, or Roche. These products inhibit the ability of the influenza virus to replicate. Both zanamivir, delivered via an inhaled powder, and oseltamivir, a pill, were approved for influenza treatment. When administered within two days of contracting influenza, zanamivir and oseltamivir may reduce the duration of influenza by approximately one day. Clinical data also has shown that taking zanamivir or oseltamivir daily for a period of time during the influenza season can have a preventative effect. Recently, Roche received approval to market and sell oseltamivir for the prevention of influenza in individuals over the age of thirteen.



THE FLUMIST MASTER DONOR STRAINS ARE NOT PROTECTED BY PATENTS AND IF THE STRAINS ARE DUPLICATED, THIRD PARTIES MAY BE ABLE TO DEVELOP, MARKET AND SELL A COMPETING VACCINE.



     We have no issued patents covering the FluMist master donor strains. Our rights to the master donor strains are substantially based on (1) an exclusive worldwide license of materials and know-how from the University of Michigan, which owns the master donor strains from which our vaccine is derived; and (2) an exclusive license of know-how and clinical trial data from the National Institutes of Health, or NIH. Neither the University of Michigan nor the NIH has been issued any patents covering the master donor strains. A third party may gain access by some means to the University of Michigan master donor strains and attempt to reproduce FluMist or develop another live virus influenza vaccine that might be comparable to FluMist in terms of safety and effectiveness.

WE MAY INCUR SIGNIFICANT LOSSES AS THE RESULT OF OUR DECISION TO MANUFACTURE FLUMIST FOR COMMERCIAL USE BEFORE RECEIVING LICENSURE.



     The manufacturing of FluMist is a complex process, containing multiple steps over a period of many months. Therefore, in anticipation of licensure in time to participate in the 2001-2002 influenza season, we already have begun manufacturing FluMist for commercial use. The costs associated with our decision to manufacture will increase at an increasing rate as the year progresses. However, there is no guaranty that FluMist will be licensed for sale during any portion of the 2001-2002 influenza season, if at all. If the product is not approved for marketing in time to allow a launch during the 2001-2002 influenza season, we will not receive any revenue from FluMist sales during the same influenza season. Furthermore, because one or more viral strains used in all influenza vaccines may change annually, we may not be able to utilize, during a subsequent influenza season, any components of FluMist that we are currently manufacturing.



FAILURE TO RAISE ADDITIONAL CAPITAL COULD DELAY FLUMIST COMMERCIALIZATION AND DELAY THE DEVELOPMENT OF A LIQUID FORMULATION OF FLUMIST AND OF OUR OTHER POTENTIAL PRODUCTS.



     Our operations to date have consumed substantial and increasing amounts of cash. As of September 30, 2000, we had an accumulated deficit of approximately $251.4 million. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. The commercialization of FluMist requires substantial funds for manufacturing, continued clinical trial efforts and other commercialization activities. For the nine months ended September 30, 2000, our research and development expenses and our general, administrative and marketing expenses, amounted to $54.0 million and $9.3 million, respectively. We expect to continue to incur significant operating expenses. We also expect to spend a substantial amount to develop a liquid formulation of FluMist. In addition, we expect to continue funding the research, preclinical testing and clinical trials necessary to develop our early-stage products.



     As of September 30, 2000, we have raised since inception $390.3 million through financing activities, such as sales of equity, convertible debt securities, and other debt financing, which included $127.3 million raised from equity financing during the nine month period ended September 30, 2000. Additionally, our current revenues are comprised primarily of amounts earned as milestone payments and expense reimbursements under our FluMist collaboration agreement with Wyeth, and other revenues from other contracts and research grants. For the nine month period ended September 30, 2000, our revenues amounted to $7.9 million, which primarily consisted of expense reimbursements under our agreement with Wyeth.



     Our future revenues will depend largely on the success of these collaboration arrangements, contracts and research grants. With respect to our collaboration agreement with Wyeth, our rights to receive milestone payments are all "event-driven." These payments are earned only upon our successful completion of specific activities. We cannot be certain whether these milestone payments will be realized. Under the agreement, the earliest of the milestone payments in the amount of $15.5 million is due upon acceptance for filing of our BLA by the FDA. We do not anticipate receiving notice from the FDA as to whether our BLA has been accepted for filing until sixty (60) days after the date of submission. Our BLA was submitted to the FDA on October 31, 2000, and the 60th day after filing falls on a holiday weekend. Accordingly, acceptance by the FDA and accounting recognition of the $15.5 million related milestone payment may not occur in fiscal year 2000. A milestone payment of $20.0 million is due upon obtaining FDA marketing approval for FluMist. The timing of receipt of those payments will depend on the progress of the regulatory review of the BLA. Additional milestone payments related to the application submission and approval of FluMist for marketing in international markets, for expansions in labeling claims, for policy recommendations, and for the liquid formulation are dependent upon future governmental approvals or recommendations by medical advisory bodies and will not be received until these activities are successfully completed at some time after 2001.



     Additionally, due to the seasonal nature of FluMist, cash will not be generated from product sales until late each year. Accordingly, a significant amount of working capital will be required each year to provide for the payment of expenditures associated with the manufacturing of inventory and other operating and capital needs in advance of any product sales.



     Currently, we expect our existing cash, cash equivalents, short term investments, and proceeds generated from our collaborative arrangements and financing commitments, will enable us to maintain our current and planned operations through 2001. We expect that we will seek to raise additional funds in the near future. Our future capital requirements will depend upon many factors, including:



     - product commercialization activities;



     - time and costs involved in obtaining regulatory approvals;



     - increasing manufacturing capacity for FluMist;



     - the progress of preclinical testing and clinical trials;



     - continued scientific progress in the research and development of our vaccine programs;



     - our ability to establish and maintain collaborative arrangements;



     - the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;



     - the cost of constructing additional manufacturing facilities, should they be deemed necessary; and



     - the addition of other early-stage programs to our product pipeline.



     If adequate funds are not available, whether through our financing commitments, additional funding or our current capital sources, such as our collaboration arrangements, the commercialization of FluMist and the development of a liquid formulation of FluMist may be delayed, and we will be required to delay, reduce the scope of, or eliminate one or more of our research or development programs for our other products. We may also be required to obtain funds through collaborative agreements with others that may require us to relinquish rights to certain of our technologies, product candidates or products we would otherwise seek to develop or commercialize ourselves. If additional funds are raised by issuing equity or convertible securities, the percentage ownership in Aviron held by existing stockholders will be reduced.



IF WE ARE UNABLE TO ATTRACT, RETAIN AND MAINTAIN GOOD RELATIONS WITH QUALIFIED PERSONNEL IN EACH OF OUR THREE LOCATIONS, OUR ABILITY TO COMMERCIALIZE FLUMIST AND DEVELOP A LIQUID FORMULATION OF FLUMIST MAY BE DELAYED.



     Attracting and retaining significant additional qualified personnel will be critical to our success. To pursue the development and commercialization of FluMist, we will be required to hire additional qualified personnel at appropriate locations, especially those with expertise in development, commercial-scale manufacturing and quality functions. Expansion in these areas is also expected to require the addition of management personnel and the development of additional expertise by existing management personnel. We face competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies.



     Also, some Aviron employees are members of labor unions. Labor actions by these unions and/or these employees could require us to cease or curtail operations at affected locations.

SOME OF OUR CRITICAL MANUFACTURING FACILITIES FOR FLUMIST ARE LOCATED NEAR KNOWN EARTHQUAKE FAULT ZONES AND THE OCCURRENCE OF AN EARTHQUAKE, OR OTHER CATASTROPHIC DISASTER, COULD CAUSE DAMAGE TO OUR FACILITIES AND EQUIPMENT, WHICH COULD REQUIRE US TO CEASE OR CURTAIL OPERATIONS.



     The first of three steps in the FluMist manufacturing process takes place at our facility in Mountain View, California. This manufacturing facility is located in a known earthquake fault zone. Should an earthquake or other type of disaster, including fire, flood, power loss, communication failure, or similar events, disable these facilities, there are no readily available alternative facilities which meet the current good manufacturing practice standards required by the FDA. Therefore, should these facilities be disabled, the ability to manufacture and sell FluMist could be lost for one or more influenza seasons.



     The second step in the FluMist manufacturing process takes place at our facilities in the United Kingdom, and the third step in the process takes place in Philadelphia, Pennsylvania. Should an earthquake or other type of disaster, including fire, flood, power loss, communication failure, or similar events, disable these facilities, there are no readily available alternative facilities which meet the current good manufacturing practice standards required by the FDA. Therefore, should either or both of these facilities be disabled for any reason, the ability to manufacture and sell FluMist could be lost for one or more influenza seasons.



FAILURE TO INTEGRATE EFFECTIVELY THE ACTIVITIES OF OUR NEWLY ACQUIRED U.K. OPERATIONS WITH OUR EXISTING OPERATIONS IN PENNSYLVANIA AND CALIFORNIA COULD SIGNIFICANTLY HINDER OUR ABILITY TO EFFECTIVELY DEVELOP, MANUFACTURE AND COMMERCIALIZE FLUMIST AND ULTIMATELY GENERATE REVENUE .



     In October 2000, we restructured the contract manufacturing agreement previously in place with Celltech Medeva for bulk manufacture of FluMist in the Speke, U.K. facility. The new agreement with Evans Vaccines, Ltd., a division of PowderJect Pharmaceuticals Plc, which runs through June 2006, transferred responsibility for bulk manufacture of FluMist and transferred approximately 100 Evans employees to Aviron UK Ltd., our U.K. subsidiary. The coordination of operations at our three sites is critical to manufacturing FluMist. Our management must expend significant effort in order to integrate the people, processes, technology and activities of this new site into our existing operations. However, our management, as a team, has limited experience in coordinating the operations of a substantial foreign subsidiary with domestic operations. If our California, Pennsylvania and United Kingdom locations do not integrate effectively, the development, manufacture and commercialization of FluMist could be negatively impacted.



                       OTHER RISKS RELATED TO OUR COMPANY



SAFETY OF VACCINES CAN ONLY BE DETERMINED AFTER WIDESPREAD USE IN THE
POPULATION.



     A vaccine could be licensed by the FDA and still be associated with adverse events which reduce or eliminate revenue. For example, in 1998 the FDA approved the use of a vaccine to prevent infant diarrhea, but the product was subsequently withdrawn from the market due to a possible link between a serious bowel disorder and the vaccine. This adverse event occurred at a frequency that was not detectable in a typical clinical development program. In addition, there are a number of theoretical risks related to live virus vaccines, including changing back to the naturally-occurring, or wild-type, and re-combining to form a new strain which may cause disease. Also, because of the way it works, a weakened live virus could make an individual more susceptible to secondary infection. In addition, a weakened live virus could cause disease resembling a wild-type virus infection in people with an immune system that is not working properly because of a pre-existing disease, HIV infection or drug treatment for cancer or organ transplantation. The potential for serious adverse events after introduction to the market is an issue for all vaccines, including FluMist.

OTHER THAN FLUMIST, OUR PRODUCT CANDIDATES ARE AT EARLY STAGES OF DEVELOPMENT, AND IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE PRODUCTS, WE WILL NOT GENERATE REVENUES FROM THESE PRODUCTS.



     To date, none of our product candidates has been commercialized. Other than FluMist, all of our product candidates are in early stages of development. We face the risk of failure normally found in developing biotechnology products based on new technologies. Successfully developing, manufacturing, introducing and marketing our early-stage product candidates will require several years and substantial additional capital. Currently, we do not have facilities to manufacture these vaccine product candidates for use in late-stage clinical trials. Moreover, we must demonstrate safety and efficacy and gain regulatory approval for these products. In addition, several companies are developing products that would compete with our early-stage products.



WE MAY NOT RECEIVE PATENT PROTECTION FOR OUR POTENTIAL PRODUCTS AND MANUFACTURING PROCESSES.



     Our success depends to a significant degree upon our ability to develop proprietary products. We seek to protect our technology and potential products, when possible, with patents and trade secrets. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for these inventions. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability, cannot be predicted. We cannot be sure that any of our owned or licensed patents or patent applications will issue or, if issued, will not be invalidated or circumvented, or that the rights granted by them will provide any protection or competitive advantages to us.



     We own or have exclusive licenses to various issued patents and pending patent applications both in the United States Patent and Trademark Office and in several foreign patent offices. We attempt, when possible, to obtain exclusive patent protection covering each potential product we are developing. There can be no assurance that each product we are developing will be protected by or protectable by issued patents in any or all countries in which we intend to market the product, if approved for sale by regulatory authorities. We have no issued patents covering the FluMist master donor strains. Our rights to the master donor strains are substantially based on (1) an exclusive worldwide license of materials and know-how from the University of Michigan, which owns the master donor strains from which our vaccine is derived; and (2) an exclusive license of know-how and clinical trial data from the National Institutes of Health, or NIH. We have no issued patents covering the bovine parainfluenza strain we are developing. Our rights to the bovine parainfluenza strain are substantially based on an exclusive, worldwide Biological Materials License of materials, clinical data and research information from the United States Public Health Service. We do have issued patents and/or pending patent applications in the United States and abroad which we believe will provide patent protection for our cytomegalovirus (CMV), herpes simplex virus (HSV), respiratory syncytial virus (RSV), and recombinant parainfluenza virus type-3 (PIV) program technologies.



     The European Patent Office has informed us of its intention to deny claims relating to methods and compositions of recombinant non-segmented negative-strand RNA viruses contained in one of our granted European patents. Although this decision will not affect our FluMist cold-adapted influenza product, it may affect the European patent protection afforded our other vaccine candidates, including recombinant RSV and recombinant PIV.

OUR PRODUCTS COULD INFRINGE ON INTELLECTUAL PROPERTY RIGHTS OF OTHERS, CAUSING COSTLY LITIGATION AND THE LOSS OF SIGNIFICANT RIGHTS.



     Our success will also depend upon us not infringing patents issued to others. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the areas of our research and development programs. Some of these patent applications or patents may limit the scope of claims issuing from our patent applications, prevent certain claims from being issued, or conflict in certain respects with claims made under our applications.



OUR BUSINESS EXPOSES US TO PRODUCT LIABILITY CLAIMS AND THE DEFENSE OR LOSS OF ANY SUCH CLAIM COULD BE COSTLY.



     Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of vaccines. We have obtained clinical trial liability insurance for our clinical trials. We also intend to seek product liability insurance in the future for products approved for marketing. However, we cannot be sure that we will be able to acquire or maintain insurance at a reasonable cost or in sufficient amounts to protect us from liability risks. A successful product liability claim or a series of claims brought against us could seriously harm our business. We intend to seek inclusion of some of our products in the United States National Vaccine Injury Compensation Program, a no-fault compensation program for claims against vaccine manufacturers, which administers a trust funded by excise taxes on sales of a number of recommended childhood vaccines. We cannot be sure that this government program will continue or that our proposed vaccines will be included in the program.



WE USE HAZARDOUS MATERIALS IN OUR BUSINESS AND AN ACCIDENT COULD BE COSTLY.



     Our business activities involve the controlled use of hazardous materials, chemicals, various radioactive substances and viruses. Although we believe that our safety procedures for handling and disposing of these materials comply with state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability would seriously harm our business. In addition, we may incur substantial costs to comply with environmental regulations if we develop manufacturing capacity.



INTERNATIONAL OPERATIONS ARE SUBJECT TO OTHER INHERENT RISKS.



     Operating a subsidiary in the U.K. subjects us to various other inherent risks such as, but not limited to, the following:



     - the impact of recessions in economies outside the United States;



     - changes in regulatory requirements;



     - uncertainty regarding intellectual property rights outside the United States;



     - potentially adverse tax consequences;



     - political and economic instability; and



     - fluctuations in currency exchange rates.

                         RISKS RELATED TO THIS OFFERING


OUR STOCK PRICE IS VOLATILE AND YOU MAY LOSE ALL OR A PART OF YOUR INVESTMENT.

     The market price of our common stock has fluctuated significantly to date. As a result you may be unable to sell your shares of common stock at or above the offering price. The market price of the common stock may fluctuate significantly in response to the following factors, most of which are beyond our control:

     - variations in our quarterly operating results;

     - changes in securities analysts' estimates of our financial performance;

     - changes in market valuations of similar companies;

     - announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - fluctuations in stock market price and volume, which are particularly common among securities of biopharmaceutical companies.

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

     In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business.


WE HAVE IMPLEMENTED PROVISIONS IN OUR CHARTER DOCUMENTS THAT MAY ULTIMATELY DELAY, DISCOURAGE OR PREVENT A CHANGE IN MANAGEMENT OR CONTROL OF AVIRON.


     Provisions of our amended and restated certificate of incorporation and bylaws could make it more difficult for our stockholders to replace or remove our directors, or to effect any corporate action. These provisions include those which:

     - establish a classified board of directors requiring that members of only one of the three classes of directors be elected at one time;

     - prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

     - prohibit holders of less than ten percent of our outstanding capital stock from calling special meetings of stockholders;

     - prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

     - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

     Some of the above provisions may also have possible anti-takeover effects, which may make an acquisition of Aviron by a third party more difficult, even if such an acquisition could be beneficial to our stockholders. Additionally, our share purchase rights plan, commonly referred to as a "poison pill," and the terms of our stock option plans, may discourage or delay a change in control of Aviron.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in the sections entitled "Summary," "Risk Factors," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, or achievements to be materially different from any future results, levels of activity or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

     We sold to American Home Products Corporation shares of common stock in a series of private placements. We issued to Evans Vaccines Limited, or Evans, warrants to purchase common stock in connection with the amendment of a manufacturing agreement relating to FluMist. Though Evans may exercise the warrants in full immediately, market standoff provisions allow Evans to sell only 1/6th of the underlying shares immediately, with an additional 1/6th of the shares becoming free for sale by Evans on each of the subsequent five anniversaries of the date of the warrants. We issued to ARCH Development Corporation a warrant to purchase common stock in connection with a settlement agreement, and we issued to the other selling stockholders, other than The Procter & Gamble Company, common stock upon the exercise of warrants in connection with the licensing of technology relating to recombinant negative strand RNA virus expression systems and vaccines, and attenuated influenza viruses.

     We agreed to register all of the common stock and the shares of common stock issuable upon the exercise of the warrants listed below.

     The shares being registered represent approximately 4.84 percent of our outstanding capitalization as of November 29, 2000. The following table sets forth information known to us with respect to beneficial ownership of our common stock as of August 30, 2000 by each selling stockholder, except Evans Vaccines Limited, which is as of October 20, 2000, and ARCH Development Corporation and The Procter & Gamble Company, which is as of November 22, 2000. The following table assumes that the selling stockholders sell all of the shares. We are unable to determine the exact number of shares that actually will be sold.

     Beneficial ownership is determined in accordance with the rules of the SEC and includes sole or shared voting or investment power with respect to shares shown as beneficially owned. Percentage ownership is based on 23,235,915 shares of common stock outstanding as of November 29, 2000. Unless otherwise indicated, the address for each of the individuals listed in the table is c/o Aviron, 297 North Bernardo Avenue, Mountain View, California 94043.

                                          SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                              OWNED PRIOR                            OWNED SUBSEQUENT
                                            TO THE OFFERING       SHARES OFFERED      TO THE OFFERING
                                          --------------------       BY THIS        -------------------
NAME AND ADDRESS OF SELLING STOCKHOLDER    SHARES     PERCENT       PROSPECTUS      SHARES     PERCENT
---------------------------------------   --------    --------    --------------    -------    --------
American Home Products Corporation......  996,840       4.29%        996,840             0        *
  5 Giralda Farms
  Madison, New Jersey 07940
Evans Vaccines Limited(1)...............   63,162          *          63,162             0        *
  Florey House, Robert Robinson Avenue,
  Oxford Science Park, Oxford OX44GA
  England
Mount Sinai School of Medicine(2).......   50,642          *          27,309        23,333        *
  633 Third Avenue
  New York, New York 10017
Mark Krystal............................    5,338          *           3,758         1,580        *
Jeffrey David Parvin....................    4,695          *           4,695             0        *
Michael Bergmann........................    2,669          *           1,503         1,166        *
Thomas Muster...........................    2,668          *           1,502         1,166        *
Reinhard Vlasak(3)......................    2,001          *           1,126           875        *
Masayoshi Emami(4)......................    1,502          *           1,502             0        *
ARCH Development Corporation(5).........   14,077          *          14,077             0        *
  5640 South Ellis Avenue, Suite 405
  Chicago, Illinois 60637
The Procter & Gamble Company(6).........    9,398          *           9,398             0        *
  1 Procter and Gamble Plaza
  Cincinnati, Ohio 45202

-------------------------
 *  Less than 1% of the outstanding shares of common stock.

(1) Includes 63,162 shares issuable upon exercise of warrants held by this selling stockholder.

(2) Includes 23,976 shares issuable upon exercise of warrants held by this selling stockholder.

(3) Includes 901 shares issuable upon exercise of warrants held by this selling stockholder.

(4) Includes 1,202 shares issuable upon exercise of warrants held by this selling stockholder.

(5) Includes 14,077 shares issuable upon exercise of a warrant held by this selling stockholder.

(6) Includes 9,398 shares issuable upon exercise of a warrant held by this selling stockholder.

     We are registering the shares for resale by the selling stockholders in accordance with registration rights granted to the selling stockholders. We will pay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel in connection with this offering, but the selling stockholders will pay any underwriting discounts, selling commissions and similar expenses relating to the sale of the shares. In addition, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, in connection with this offering. The selling stockholders have agreed to indemnify us and our directors and officers, as well as any person that controls us, against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors or officers, or persons that control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              PLAN OF DISTRIBUTION

     The selling stockholders, or, subject to applicable law, their pledgees, donees, distributees, transferees or other successors in interest, may sell shares from time to time in public transactions, on or off the Nasdaq National Market, or private transactions, at prevailing market prices or at privately negotiated prices, including but not limited to, one or any combination of the following types of transactions:

     - ordinary brokers' transactions;

     - transactions involving cross or block trades or otherwise on the Nasdaq National Market;

     - purchases by brokers, dealers or underwriters as principal and resale by these purchasers for their own accounts pursuant to this prospectus;

     - "at the market," to or through market makers, or into an existing market for our common stock;

     - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

     - through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

     - in privately negotiated transactions; or

     - to cover short sales.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling stockholders also may sell shares short and deliver the shares to close out such short positions. The selling stockholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling stockholders also may pledge the shares to a broker or dealer. Upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders in amounts to be negotiated in connection with the sale. The selling stockholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commission, discount or concession these "underwriters" receive may be deemed to be underwriting compensation.

     To the extent required, the following information will be set forth in a supplement to this prospectus:

     - information as to whether underwriters who the selling stockholders may select, or any other broker-dealer, is acting as principal or agent for the selling stockholders;

     - the compensation to be received by underwriters that the selling stockholders may select or by any broker-dealer acting as principal or agent for the selling stockholder; and

     - the compensation to be paid to other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions.

     Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through this dealer or broker.

     We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Securities Exchange Act during such time as they may be engaged in a distribution of the shares. With some exceptions, Regulation M precludes any selling stockholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

     We will not receive any of the proceeds from the selling stockholders' sale of our common stock.

     This registration statement will remain effective until the earlier of (a) the date when all of the shares registered by this registration statement have been distributed to the public, or (b) the date the shares of common stock are eligible for sale in their entirety under Rule 144. In the event that any shares remain unsold at the end of such period. We may file a post-effective amendment to the registration statement for the purpose of deregistering the shares registered by this prospectus.

                                 LEGAL MATTERS

     For the purpose of this offering, Cooley Godward LLP, Palo Alto, California is giving an opinion of the validity of the issuance of the common stock offered in this prospectus.

                                    EXPERTS

     Ernst & Young LLP, independent auditors have audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission Registration Fee.........  $10,861
Legal Fees and Expenses.....................................   25,000
Accountants' Fees and Expenses..............................   15,000
Miscellaneous...............................................    4,139
                                                              -------
  Total.....................................................  $55,000
                                                              =======

     The foregoing items, except for the Securities and Exchange Commission Registration Fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, Aviron has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

     Aviron's certificate of incorporation and by-laws include provisions to (1) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware and (2) require Aviron to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Aviron believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the directors' duty of loyalty to Aviron, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of Aviron or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the directors' duty to Aviron or its stockholders when the director was aware or should have been aware of a risk of serious injury to Aviron or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to Aviron or its stockholders, for improper transactions between the director and Aviron and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     Aviron has entered into indemnity agreements with each of its directors and executive officers that require Aviron to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred(including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of Aviron or any of its affiliated enterprises, provided such person acted in good faith and in a manner such persons reasonably believed to be in, or not opposed to, the best interests of Aviron and, with respect to any criminal proceeding, has no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of Aviron as to which indemnification is being sought.

     Aviron has a liability policy covering the officers and directors of Aviron which includes liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
4.2       Specimen Stock Certificate.(1)
4.8       Investors Rights Agreement, dated July 18, 1995, among the
          Company and the investors named therein.(1)
4.11      Common Stock Purchase Agreement, dated as of December 16,
          1999, between the Company and American Home Products
          Corporation.(2)
4.12      Common Stock Purchase Agreement, dated as of December 30,
          1999, between the Company and American Home Products
          Corporation.(2)
4.13      Common Stock Purchase Agreement, dated as of February 3,
          2000, between the Company and American Home Products
          Corporation.(2)
4.15      Common Stock Purchase Agreement, dated as of April 5, 2000, between the Company and American Home Products
          Corporation.(3)
4.16*     Registration Rights Agreement, dated October 10, 2000, by
          and between the Company and Evans Vaccines Limited.
4.17      Warrant for Common Stock, issued to ARCH Development
          Corporation.(4)
4.18      Warrant for Common Stock, issued to The Procter & Gamble
          Company.(5)
5.1*      Opinion of Cooley Godward LLP.(6)
23.1      Consent of Ernst & Young LLP, Independent Auditors.
23.2*     Consent of Cooley Godward LLP. Reference is made to Exhibit
          5.1.
24.1*     Power of Attorney. See signature page.


-------------------------
(1) Incorporated by reference to the correspondingly numbered exhibit to our Registration Statement on Form S-1, File No. 333-05209, filed June 5, 1996, as amended.

(2) Incorporated by reference to the correspondingly numbered exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999, File No. 0-20815, filed March 8, 2000.

(3) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 0-20815, filed May 15, 2000.

(4) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 0-20815, filed August 11, 2000.

(5) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, File No. 0-20815, filed November 14, 2000.

(6) This opinion amends and supercedes the opinion previously filed on October 24, 2000.

 *  Previously filed.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the

Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) of Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant undertakes that; (1) for purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, County of Santa Clara, State of California, on December 11, 2000.


                                          AVIRON

                                          By:      /s/ C. BOYD CLARKE
                                            ------------------------------------
                                                       C. Boyd Clarke
                                               President and Chief Executive
                                                           Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-3 HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



            SIGNATURE                             TITLE                       DATE
            ---------                             -----                       ----

        /s/ C. BOYD CLARKE          President, Chief Executive Officer  December 11, 2000
----------------------------------             and Director
          C. Boyd Clarke              (Principal Executive Officer)

         /s/ FRED KURLAND               Senior Vice President and       December 11, 2000
----------------------------------       Chief Financial Officer
           Fred Kurland                  (Principal Financial and
                                           Accounting Officer)

                *                         Chairman of the Board         December 11, 2000
----------------------------------
      J. Leighton Read, M.D.

                                                 Director
----------------------------------
   R. Gordon Douglas, Jr., M.D.

                *                                Director               December 11, 2000
----------------------------------
     Dennis M. Fenton, Ph.D.

                *                                Director               December 11, 2000
----------------------------------
    Wayne T. Hockmeyer, Ph.D.

                *                                Director               December 11, 2000
----------------------------------
       Paul H. Klingenstein

                *                                Director               December 11, 2000
----------------------------------
        Alan C. Mendelson

                *                                Director               December 11, 2000
----------------------------------
      Bernard Roizman, Sc.D.

     *By: /s/ C. BOYD CLARKE
----------------------------------
          C. Boyd Clarke
         Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
 4.2      Specimen Stock Certificate.(1)
 4.8      Investors Rights Agreement, dated July 18, 1995, among the
          Company and the investors named therein.(1)
 4.11     Common Stock Purchase Agreement, dated as of December 16,
          1999, between the Company and American Home Products
          Corporation.(2)
 4.12     Common Stock Purchase Agreement, dated as of December 30,
          1999, between the Company and American Home Products
          Corporation.(2)
 4.13     Common Stock Purchase Agreement, dated as of February 3,
          2000, between the Company and American Home Products
          Corporation.(2)
 4.15     Common Stock Purchase Agreement, dated as of April 5, 2000, between the Company and American Home Products
          Corporation.(3)
 4.16*    Registration Rights Agreement, dated October 10, 2000, by
          and between the Company and Evans Vaccines Limited.
 4.17     Warrant for Common Stock, issued to ARCH Development
          Corporation.(4)
 4.18     Warrant for Common Stock, issued to The Procter & Gamble
          Company.(5)
 5.1*     Opinion of Cooley Godward LLP.(6)
23.1      Consent of Ernst & Young LLP, Independent Auditors.
23.2*     Consent of Cooley Godward LLP. Reference is made to Exhibit
          5.1.
24.1*     Power of Attorney. See signature page.


-------------------------
(1) Incorporated by reference to the correspondingly numbered exhibit to our Registration Statement on Form S-1, File No. 333-05209, filed June 5, 1996, as amended.

(2) Incorporated by reference to the correspondingly numbered exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999, File No. 0-20815, filed March 8, 2000.

(3) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 0-20815, filed May 15, 2000.

(4) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 0-20815, filed August 11, 2000.

(5) Incorporated by reference to the correspondingly numbered exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, File No. 0-20815, filed November 14, 2000.

(6) This opinion amends and supercedes the opinion previously filed on October 24, 2000.

 *  Previously filed.